

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 4, 2009

By U.S. Mail and facsimile to (256) 963-8004

James E. Matthews
Senior Vice President – Finance
ADTRAN, Inc.
901 Explorer Blvd.
Huntsville, AL 35806-2807

RE: ADTRAN, Inc.
Form 10-K for the year ended December 31, 2008
and Document Incorporated by Reference
Filed February 27, 2009
File No. 000-24612

Dear Mr. Matthews:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Signatures, page 70

1. In your response letter and in future filings, please indicate which officer signed the annual report on behalf of the registrant as its principal accounting officer or controller. Refer to General Instruction D(2) of Form 10-K.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 10

2.   We note your disclosure stating that 2008 annual bonuses under the Management Incentive Bonus Plan were determined by a formula based on targeted per-share after tax earnings. In addition, we note your disclosure in the second paragraph on page 16 that 2008 bonuses were established based on a "minimum EPS target" and a "second, higher EPS objective." In future filings, please disclose the EPS performance targets that must be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target such as earnings per share for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director